SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Agreement with Repsol YPF Brasil S/A

(Rio de Janeiro, January 02, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announced that it has signed a Reference Value Termination Agreement with REPSOL YPF BRASIL S/A (“REPSOL YPF”) in connection with the Asset Exchange Contract between PETROBRAS and REPSOL YPF.

On December 28, 2000, Petrobras and REPSOL YPF signed an Asset Exchange Contract (Contract), under which Petrobras, in exchange for shares in Eg3 in Argentina, assigned to Repsol YPF a 30% stake in Refineria Alberto Pasqualini (“REFAP”), the right to market fuels in approximately 230 of BR Distribuidora’s gas stations and a 10% stake in the Albacora Leste oil field.

Clause 4 of the Contract established that over an 8 year period, starting January 1, 2001, the parties receiving in exchange the Eg3 and REFAP shares should review on an annual basis the Reference Values used for valuing the Eg3 Group and REFAP, adjusting such values in accordance with the provisions of the above mentioned clause in such a way that, at the end of the period, a final value should be determined for the Ag3 and REFAP shares, establishing the definitive value of both sets of assets and the corresponding payment to the party with net amounts to receive.

Under the Reference Value Termination Agreement signed on December 29, 2005, effective on January 1, 2006, the Companies agree to proceed to the early termination and settlement of the Reference Values. The present value of the final net amount owed by REPSOL YPF to PETROBRAS as the result of adjusting the Reference Values over the full 8 year period, including projections for the years 2006, 2007 and 2008, for Eg3/PESA and REFAP, amounts to US$82 million, including interest at the rate of 8% p.a., as established in the Contract.

This amount is definitive and not subject to any review or validation by any of the parties involved and thus terminates the process of the adjustment and quantification of the Reference Values, as also provided for in the Termination Agreement, including the determination of all rights and obligations assumed by the same in this respect, no parties having any right to contest any of the other parties involved, judicially or extra-judicially, under any pretext whatsoever.

The data supplied by REFAP S.A. and by Petrobras Energia S.A. – PESA, successor of Eg3, was obtained as specifically provided for in clause 4.1.6 of the Contract, in which provision was made for the parties, by mutual agreement, to shorten the 8 (eight) year period for the adjustment of the Reference Values, provided that the said term for terminating the period of adjustment of the Reference Values under no circumstances be less than 5 (five) years, or, in practical terms, January 1, 2006.

Petrobras further informs that during the period prior to the Reference Values Termination Agreement, that the parties involved had agreed, under the terms of the Contract, to opt to defer payment of adjustments to the Reference Values, remunerating amounts owed at the end of each year according to a rate of interest established in the Contract.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.